

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 5, 2009

Mr. Ram Mukunda
President and CEO
India Globalization Capital, Inc.
4336 Montgomery Ave.
Bethesda, MD 20814

RE: **Form 8-K Item 4.01 filed May 8, 2008**
        Form 8-K/A Item 4.01 filed May 22, 2008
        File #1-32830

Dear Mr. Mukunda:

        We have completed our review of your Form 8-K and related filings and have no
further comments at this time.

        If you have any further questions regarding our review of your filings, please
direct them to the undersigned at (202) 551-3866.

                                        Sincerely,

                                        Jeffrey Gordon
                                        Staff Accountant